Exhibit 99.9
CONSENT OF INDEPENDENT AUDITOR
We hereby consent to the inclusion in this Annual Report on Form 40-F of Americas Silver Corporation, of our report dated March 30, 2017 relating to the financial statements of Americas Silver Corporation as at December 31, 2016, which appears in Exhibit 99.2 in this annual report.

Dated: March 30, 2017

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP